UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  8)

REPRO MED SYSTEMS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

759910102

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL PARTNERS, LLC

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399 5402

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759910102

1		NAMES OF REPORTING PERSONS: Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,459,776 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,459,776 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,459,776 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.77% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 759910102

1		NAMES OF REPORTING PERSONS: Horton Freedom, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,283,593 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,283,593 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,283,593 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 759910102

1		NAMES OF REPORTING PERSONS: Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,743,369 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,743,369 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,743,369 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.15% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions): HC

CUSIP No. 759910102

1		NAMES OF REPORTING PERSONS: Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,743,369 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,743,369 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,743,369 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.15% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions): IA

CUSIP No. 759910102

1		NAMES OF REPORTING PERSONS: Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,743,369 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,743,369 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,743,369 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.15% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions): IN

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Repro Med Systems, Inc., a New York corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 24 Carpenter Road, Chester, NY 10918.

Item 2.  Identity and Background.

(a)         This statement is filed by Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”), Horton Freedom, LP, a Delaware limited partnership (“Horton Freedom”), Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), and Joseph M. Manko, Jr. (“Mr. Manko”) (Mr. Manko together with HCPF, Horton Freedom, HCP and HCM, the “Reporting Persons” and each a “Reporting Person”), with respect to shares of Common Stock of the Issuer.

(b)         The address of the principal office of each Reporting Person is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103.  The managing member of HCP and HCM is Mr. Joseph M. Manko, Jr.

(c)         The principal business of HCPF, Horton Freedom and HCP is purchasing, holding, and selling securities for investment purposes. The principal business of HCM is serving as the investment manager of HCPF, Horton Freedom, and separately managed accounts (“SMAs”).  HCP is the general partner of HCPF and Horton Freedom.  The principal occupation of Mr. Manko is serving as the managing member of HCM and HCP.

(d)         No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Mr. Manko is a citizen of the United States of America.

Item 3.  Source and Amounts of Funds or other Consideration.

The responses to Item 4 of this Schedule 13D are incorporated herein by reference. Unless otherwise disclosed below, the Reporting Persons used working capital to acquire shares of Common Stock.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes. The purpose of this Amendment is to disclose: (i) the issuance of shares of Common Stock to HCPF in consideration for Mr. Manko’s service as a director of the Issuer (the “Director Shares”); and (ii) the transfer of 1,123,110 shares of Common Stock to an SMA client (the “Client”) pursuant to the termination of such client’s investment advisory agreement with HCM.

On September 30, 2020, 1,039 Director Shares were issued to HCPF, on December 31, 2020, 1,246 Director Shares were issued to HCPF, and on March 31, 2021, 1,775 Director Shares were issued to HCPF.

On March 30, 2021, the Client terminated its investment advisory agreement with HCM (the “SMA Termination”). As a result, HCM no longer has discretionary investment nor voting authority with respect to the 1,123,110 shares of Common Stock (representing 100% of the Client’s interest in the Issuer) held by the Client. Further, following the SMA Termination, there are no shares of Common Stock held in SMAs.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of such shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of the form of Schedule 13D, except as set forth herein, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)  The percentages used herein are calculated based upon 44,475,559 shares of Common Stock issued and outstanding as of March 23, 2021, pursuant to the Annual Report on Form 10-K filed by the Issuer with the SEC on March 23, 2021.

As of the close of business on March 30, 2021:

1. HCPF

(a) Amount beneficially owned: 7,459,776*

(b) Percent of class: 16.77%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 7,459,776*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 7,459,776*

(c) HCPF has not entered into any transactions in the securities of the Issuer during the past 60 days.

2. Horton Freedom

(a) Amount beneficially owned: 3,283,593*

(b) Percent of class: 7.38%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 3,283,593*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 3,283,593*

(c) Horton Freedom has not entered into any transactions in the securities of the Issuer during the past 60 days.

3. HCP

(a) Amount beneficially owned: 10,743,369*

(b) Percent of class: 24.15%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 10,743,369*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 10,743,369*

(c) HCP has not entered into any transactions in the securities of the Issuer during the past 60 days.

4. HCM

(a) Amount beneficially owned: 10,743,369*

(b) Percent of class: 24.15%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 10,743,369*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 10,743,369*

(c) HCM has not entered into any transactions in the securities of the Issuer during the past 60 days other than as disclosed in Item 4 above regarding the SMA Termination.

5. Mr. Manko

(a) Amount beneficially owned: 10,743,369*

(b) Percent of class: 24.15%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 10,743,369*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 10,743,369*

(c) Mr. Manko has not entered into any transactions in the securities of the Issuer during the past 60 days other than as disclosed in Item 4 above regarding the SMA Termination.

* HCPF owns directly 7,459,776 shares of Common Stock.  Horton Freedom owns directly 3,283,593 shares of Common Stock. Following the Transfer, pursuant to investment advisory agreements, HCM maintains discretionary investment and voting authority with respect to 7,459,776, and 3,283,593, shares of Common Stock held by HCPF and Horton Freedom, respectively.  HCP may be deemed to be the beneficial owner of such shares of Common Stock because, in the event HCM’s investment advisory agreements with respect to such shares of Common Stock are terminated, HCP has the right to assume HCM’s discretionary investment and voting authority with respect to such shares of Common Stock. HCP is the general partner of HCPF and Horton Freedom. Mr. Manko is the managing member of both HCM and HCP and may be deemed to be the beneficial owner of the shares of Common Stock held by HCPF and Horton Freedom. Each of HCM, HCP, and Mr. Manko disclaims beneficial ownership of the shares of Common Stock held by HCPF and Horton Freedom.

(d)         No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)         Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

HCPF entered into the SPA and was issued the Warrant described in Item 4 above. Mr. Manko is a member of the Issuer’s Board of Directors.

The Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The responses to Items 3, 4, and 5 of this Schedule 13D are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated April 5, 2021.

Exhibit 2

Securities Purchase Agreement dated, August 8, 2014, between the Issuer and HCPF and the Warrant, dated August 8, 2014, incorporated by reference to Exhibit 4.1 of the Issuer’s Annual Report on Form 10-K filed by the Issuer on May 8, 2015.

Exhibit 3

Common Stock Purchase Agreement dated, as of December 17, 2018, by and among the Issuer, the Sellers named therein and the Purchasers named therein, incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed by the Issuer on December 17, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 5, 2021	HORTON CAPITAL PARTNERS FUND, LP

	By:	Horton Capital Partners, LLC,
its General Partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON FREEDOM, LP

	By:	Horton Capital Partners, LLC,
its General Partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing with the Securities and Exchange Commission on behalf of each of them of Schedule 13D/A, to which this Exhibit 1 is attached (including amendments thereto) with respect to certain shares of common stock of Repro Med Systems, Inc., a New York corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such filing.

This Joint Filing Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement.

Dated: April 5, 2021	HORTON CAPITAL PARTNERS FUND, LP

	By:	Horton Capital Partners, LLC,
its General Partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON FREEDOM, LP

	By:	Horton Capital Partners, LLC,
its General Partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.